PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

7 August 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


SEC MAIL
RECEIVED
SEP 15 2003
WASH, D.C.
187

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re notice of interim results




03032055

SUPPL

Yours faithfully,

PETER HAMBRO MINING PLC

By: IR OFFICER /A. SAMOKUVALOVA/

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

dlw 9/16



Exemp No 082-34734

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

05 September 2003

PETER HAMBRO MINING PLC

INTERIM RESULTS

Peter Hambro Mining PLC will be announcing interim results for the six months ended 30 June 2003 on Monday, 22 September 2003.

Enquiries:

Peter Hambro
Peter Hambro Mining PLC +44 20 7393 0102

David Simonson/Nicola Davidson
Merlin Financial +44 20 7606 1244

Peter Hambro Mining plc - General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002.

Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces - including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. Completion of the Tokur acquisition took the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

PETER HAMBRO MINING LTD

Additionally Peter Hambro Mining PLC recently announced the launch of a sponsored ADR programme with The Bank of New York.

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

10 September 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining plc Exemption
No.082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcement re change in holdings in the company

Yours faithfully,

PETER HAMBRO MINING PLC

By: IR OFFICER /A. SAMOKHVALOVA/

Exemp. No. 082-34734

PETER HAMBRO MINING PLC

7, ECCLESTON STREET, BELGRAVIA, LONDON, SW1W 9LX
TELEPHONE +44 20 7393 0102 FACSIMILE +44 20 7393 0103
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

10 September 2003

PETER HAMBRO MINING PLC

HOLDINGS IN COMPANY

The Company was notified on 8 September 2003 by Capital Research and Management Company that it now holds 2,525,206 ordinary shares in the Company, representing 3.9% of the total issued ordinary share capital of the Company. This includes 2,053,143 ordinary shares held by SMALLCAP World Fund, Inc, representing 3.2%.

-Ends-

Enquiries:

Alya Samokhvalova +44 20 7393 0102
Peter Hambro Mining PLC

Nicola Davidson +44 20 7606 1244
Merlin Financial

Peter Hambro Mining plc - General background information

Peter Hambro Mining is a London-based mining company, whose principal assets are 97.7% of JSC Pokrovskiy Rudnik ("JSCP") and 100% of the Tokur Deposit. JSCP operates 2 gold deposits in the Amur Region of Russia. Its principal deposit is the Pokrovskiy mine, which is expected to produce c.120,000 ounces in 2003 and has been operating since 1999 reporting cash costs of US$136 per ounce in 2002.

Pokrovskiy has reported reserves and resources of 2.9 million ounces. JSCP's other gold deposit is located some 35km from Pokrovskiy and is called Pioneer. Pioneer is at an advanced stage of exploration and recently reported reserves and resources of 9.4 million ounces - including a high grade zone of 635,000 ounces at 14 grammes per tonne.

Peter Hambro Mining Ltd

Peter Hambro Mining recently announced the acquisition of the Tokur Deposit. Tokur is located in the Amur Region some 450km from the Pokrovskiy mine and is served by road and rail connections. Independent resource estimates for the deposit indicate reserves and resources 8.1 million ounces. Completion of the Tokur acquisition took the Group's estimated total reserves and resources for the Group to approximately 19 million ounces.

Additionally Peter Hambro Mining PLC recently announced the launch of a sponsored ADR programme with The Bank of New York.